Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on September 28, 2020, the board of directors of the Company, in accordance with the authorizations and approvals passed at the Company’s extraordinary shareholders’ meeting held on September 22, 2020, authorized the payment by the Company of a cash dividend on October 5, 2020 (or on such other date or dates as may be determined in accordance with the applicable law of the jurisdictions in which the relevant shares of the Company are listed) in the amount of Ps.1,700,000,000, or Ps.1.19150699672148 per share (such shares having a face value of Ps.1.00), being equivalent to 119.1507% of the Company´s capital stock according to the Company’s financial statements as of December 31, 2019.

The Company will deduct from the anticipated payment of such cash dividend any amount, to the extent applicable, to be paid by the Company for the 2019 fiscal year in respect of certain Personal Asset Taxes to be paid in accordance with article 25 of Law 23,966 (as replaced by art. 4 of Law No. 26,452).

The payment of such dividend is not expected to be subject to the seven percent (7%) withholding tax set forth under articles 74, 97 and 193 of the Argentine Income Tax Law since it is derived from profits that have been taxed at the applicable 35% rate.

The payment of such dividend will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 a.m. to 3:00 p.m. (Bs. As. Time), and will be made in compliance with Section 95 of the applicable listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, in accordance with and on such date as is determined by the applicable rules and regulation of the jurisdiction in which such ADRs are listed (including any such regulations in place regarding the conversion of any portion of such dividend into foreign currency).

September 28, 2020

Buenos Aires

A. Enrique Pedemonte

Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com